U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

Commission File No.:  001-04192

MFC Industrial Ltd.
(Translation of Registrant's name into English)

Suite #1860 ‑ 400 Burrard Street, Vancouver, British Columbia, Canada  V6C 3A6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Financial Officer

Date: October 19, 2015

MFC INDUSTRIAL LTD.
Report of Voting Results
(Section 11.3 of National Instrument 51-102)

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders of MFC Industrial Ltd. (the "Company") held on October 16, 2015 in Vancouver, British Columbia, Canada.

Election of Directors

Michael J. Smith, Gerardo Cortina, Indrajit Chatterjee, Silke S. Stenger, Dr. Shuming Zhao and Friedrich Hondl were elected as directors of the Company.

Appointment of Auditors

PricewaterhouseCoopers LLP was appointed the Company's auditors for the ensuing year and the Company's directors were authorized to fix the remuneration to be paid to such auditors.

MFC ANNOUNCES THE ELECTION OF FRIEDRICH HONDL TO THE BOARD OF DIRECTORS

NEW YORK (October 19, 2015) . . . MFC Industrial Ltd. (“MFC” or the “Company”) (NYSE: MIL) is pleased to announce that Friedrich Hondl has been elected to the Company's board of directors at the Company's annual general meeting held on October 16, 2015. Mr. Hondl has over 30 years of management experience in the European banking industry, including several management positions in international banks; Erste Group Bank, UniCredit, Deutsche Bank, where he was responsible for the international relationship business.

From 2013 to 2015, Mr. Hondl was the head of Erste Group Bank AG's Large Corporates International Division and from 2009 to 2012 he was the head of International Corporate Relationship Management of UniCredit Bank Austria AG.

He has also served as Chairman of the Supervisory Board of Intermarket Bank AG since 2014 and, from 2010 to 2012, was a member of the Supervisory Board of Oesterreichische Kontrollbank AG (OeKB). OeKB acts as Austria Export Credit Agency (ECA) on behalf of the Austrian government and specifically the Federal Ministry of Finance. It is a public and a private export insurer and financial institution. Within this group is the Austrian Development Bank. As an ECA, OeKB supports corporations financially in their export businesses and protects the business activities of Austrian companies abroad by means of export guarantees, investment guarantees and loan guarantees. Mr. Hondl has also been a board member of a private foundation since 2007.

Gerardo Cortina, President and Chief Executive Officer, commented: “Mr. Hondl has longstanding experience in the area of corporate banking and his broad expertice with international export credit agency makes him a much needed asset to MFC going forward.”

About MFC Industrial Ltd.

MFC is a vertically integrated trade finance and global supply chain company, which is an end-to-end solutions provider for industrial companies around the world. MFC is focused on providing supply chain services and customized structured financial solutions to industrial customers and suppliers. We do business internationally in multiple geographic areas and specialize in a wide range of industrial products that include alloys, metals, minerals, chemicals and wood products.

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

MFC INDUSTRIAL LTD.
Suite 1860 – 400 Burrard Street
Vancouver, British Columbia
V6C 3A6

2.	Date of Material Change:

The material change described in this report occurred on October 16, 2015.

3.	News Release:

On October 19, 2015, MFC Industrial Ltd. (the "Company") issued a news release through the facilities of PR Newswire, which was also filed on SEDAR.

4.	Summary of Material Change:

Friedrich Hondl was elected to the Company's board of directors at the Company's annual general meeting held on October 16, 2015.

5.	Full Description of Material Change:

5.1 Full Description of Material Change:

Friedrich Hondl was elected to the Company's board of directors at the Company's annual general meeting held on October 16, 2015.

For further information, please refer to the attached press release of the Company dated October 19, 2015.

5.2 Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted by any of the securities commissions respecting the material change and this report:

Samuel Morrow
Chief Financial Officer
Telephone: (604) 683-8286 (contact through Rene Randall)

9.	Date of Report:

October 19, 2015

MFC ANNOUNCES THE ELECTION OF FRIEDRICH HONDL TO THE BOARD OF DIRECTORS

NEW YORK (October 19, 2015) . . . MFC Industrial Ltd. (“MFC” or the “Company”) (NYSE: MIL) is pleased to announce that Friedrich Hondl has been elected to the Company's board of directors at the Company's annual general meeting held on October 16, 2015. Mr. Hondl has over 30 years of management experience in the European banking industry, including several management positions in international banks; Erste Group Bank, UniCredit, Deutsche Bank, where he was responsible for the international relationship business.

From 2013 to 2015, Mr. Hondl was the head of Erste Group Bank AG's Large Corporates International Division and from 2009 to 2012 he was the head of International Corporate Relationship Management of UniCredit Bank Austria AG.

He has also served as Chairman of the Supervisory Board of Intermarket Bank AG since 2014 and, from 2010 to 2012, was a member of the Supervisory Board of Oesterreichische Kontrollbank AG (OeKB). OeKB acts as Austria Export Credit Agency (ECA) on behalf of the Austrian government and specifically the Federal Ministry of Finance. It is a public and a private export insurer and financial institution. Within this group is the Austrian Development Bank. As an ECA, OeKB supports corporations financially in their export businesses and protects the business activities of Austrian companies abroad by means of export guarantees, investment guarantees and loan guarantees. Mr. Hondl has also been a board member of a private foundation since 2007.

Gerardo Cortina, President and Chief Executive Officer, commented: “Mr. Hondl has longstanding experience in the area of corporate banking and his broad expertice with international export credit agency makes him a much needed asset to MFC going forward.”

About MFC Industrial Ltd.

MFC is a vertically integrated trade finance and global supply chain company, which is an end-to-end solutions provider for industrial companies around the world. MFC is focused on providing supply chain services and customized structured financial solutions to industrial customers and suppliers. We do business internationally in multiple geographic areas and specialize in a wide range of industrial products that include alloys, metals, minerals, chemicals and wood products.